MMA Praxis Mutual Funds
303 Broadway, Suite 900
Cincinnati, Ohio  45202

April 21, 2011

Via EDGAR

Christina Delano
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Securities and Exchange Commission Comments Regarding Various Filings of the MMA Praxis Mutual Funds (Investment Company Act File # 811-08056 and CIK # 0000912900)

Dear Christina:

On behalf of the MMA Praxis Mutual Funds (the “Trust”), we wish to respond by this letter to the comments of the Securities and Exchange Commission (“SEC”) staff (the “Staff”) regarding the various filings noted below.  You conveyed the Staff’s comments to me, Trent Statczar (Treasurer), Marlo Kauffmann (Vice President) and certain personnel from JPMorgan in a telephone conversation on March 22, 2011.  Each comment from the Staff and the corresponding response for the Trust are set forth below.

Form 40-17G Filings

1.	Comment: The last fidelity bond was filed for the Trust in April 2009 on Form 40-17G and was in effect until January 2010. The Trust should file the fidelity bonds in effect since that date.

Response:  The fidelity bonds for 2010 and 2011 were filed on Forms 40-17G on April 18, 2011 and March 22, 2011, respectively.

6/30/2010 Form N-PX Filing

1.
Comment:  The last annual proxy voting record for the Trust was filed in August 2010 on Form N-PX.  That filing did not specifically list any voting records for the Genesis Portfolios. The filing should include all funds in the Trust, and if there were no voting records for certain funds during the period, the filing should explicitly indicate as such.

Response:  There were no votes cast by the Genesis Portfolios during the period of the referenced Form N-PX filing.  Prospectively, for any funds where this applies, the Trust will explicitly indicate this on the form.

U.S. Securities and Exchange Commission
04/21/11

Various Filings

1.
Comment:  In some of the recent filings reviewed, there is series and class information listed for Class B Shares. Are the Class B Shares still active? If not, please remove this information for future filings.

Response:  The Class B shares are no longer active and will be removed from all filings prospectively.

2.	Comment: In some of the recent filings reviewed, the Edgar names used for the Genesis Portfolios do not match the legal names for the Genesis Portfolios and should be updated accordingly.

Response:  The Edgar names of the Genesis Portfolios will be updated for all filings prospectively.

12/31/2010 Form N-CSR Filing (the “Annual Report”)

1.
Comment:  In reviewing the Management Discussion of Fund Performance in the Annual Report, the growth of a $10,000 investment is presented in graphical form for both Class A and Class I for the funds that offer both Class A and Class I Shares. Separately, we noted that Class I has a minimum initial investment of $1 million.  For funds/classes presented in the graph, Form N-1a requires the graph to start at the fund/class minimum initial investment in cases where it is greater than $10,000.  Accordingly, to the extent that Class I is presented in the graphs prospectively, $1 million should be used as its’ beginning value instead of $10,000.

Response:  To the extent that Class I is included in future reports, we will start its’ graph at the applicable minimum initial investment if greater than $10,000.

2.	Comment: In reviewing the Statements of Operations in the Annual Report, there were no professional fees presented for the International Equity Fund on page 99. Is that correct?

Response: The professional fees represent the legal fees that are accrued and paid by the funds.  This fund had an immaterial over-accrual in legal fees from 2009 which entirely offset the related expense for 2010.

3.
Comment:  In reviewing the Notes to Financial Statements in the Annual Report, the total dividend income from affiliates of $323,022 reported on page 127 for the Genesis Growth Portfolio did not match the dividend income from affiliates of $323,174 presented in the Statement of Operations on page 101.

U.S. Securities and Exchange Commission
04/21/11

Response:  The total dividend income from affiliates reflected in the notes should have been $323,174. The difference of $152 was due to a reclassification made in a later draft of the Statement of Operations on page 101; however, the corresponding edit to the Notes on page 127 was inadvertently missed during the change process.

4.
Comment:  In reviewing the Notes to Financial Statements in the Annual Report, the contractual expense limitation agreement is disclosed on page 127.  We see funds explicitly note “acquired fund fees and expenses” as an additional exclusionary item from the expense limit.  We believe this is good disclosure and recommend that funds reference it similar to existing prospectus language.

Response:  We will add such language to future reports.

5.
Comment:  In reviewing the Notes to Financial Statements in the Annual Report, the contractual expense limitation agreement is disclosed on page 127.  In the parenthetical disclosure of the items excluded from the expense limit, there is reference to “costs relating to such services”.  What does this refer to?

Response:  This reference is redundant to other disclosures already included that fees related to fair value pricing vendors, fund compliance costs, and legal fees are excluded under the expense limitation.  As such, this reference will be removed in future reports.

6.
Comment:  In reviewing the Notes to Financial Statements in the Annual Report, the contractual expense limitation agreement is disclosed on page 127.  The term/expiration date of the contractual expense limitation agreement was not explicitly noted but should be in future reports.

Response:  We will explicitly note the term of this agreement in future reports, as applicable.

7.
Comment:  In reviewing the Notes to Financial Statements in the annual report, the contractual expense limitation agreement language on pages 127 and 128 states that the advisor can recoup expenses waived or reimbursed in the funds for up to three years following the fiscal year in which the amounts were waived and/or reimbursed. We want to confirm and ensure that expenses recaptured in a future periods do not exceed the stated contractual expense limits in place at the time of the initial waiver/reimbursement.  As such, funds should not increase or remove their expense limits in subsequent periods in an effort to increase recoupable expenses that would not have otherwise been recaptured using the stated limits at the time of the waiver/reimbursement.

U.S. Securities and Exchange Commission
04/21/11

Response:  It is Trust’s policy and procedure to not pay expenses that can be recaptured by the Advisor as part of the expense limitation agreement until the total expense ratios (excluding the expenses disclosed that are outside of the expense limit agreement) are below the expense limits set in both the current period and the period relating to the time of original waiver/reimbursement.

5/2010 Form N-1a Filing (the “Prospectus”)

1.
Comment:  In reviewing the latest Prospectus for the Trust, we noted that Other Expenses as included in the Fee Tables were reflected as being restated.  We want to understand the nature of these restatements.

Response:  Prior to January 1, 2010, the transfer agent fees were asset allocated for the Funds. On January 1, 2010, Management changed the methodology to allocate the transfer agent expense based on the number of shareholder accounts for each class. Management determined that this change was reasonable and appropriate because the primary cost driver for the transfer agent expense is related to the number of shareholder accounts.

We acknowledge that (1) the Trust is responsible for the adequacy and accuracy of the disclosures in the filings; (2) comments by the Staff of the SEC or changes to the disclosure in response to Staff comments on the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (3) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions regarding the responses set forth above, please contact me at (513) 878-4066.

Sincerely,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary, Praxis Mutual Funds